SECURITIES AND  EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2005

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                 to

Commission file number 1-9912

A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Canadian Employee Savings and Profit Sharing Plan for

              Certain U.S. Resident Employees of NOVA Chemicals

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              NOVA Chemicals Corporation

              Post Office Box 2518, Station M

              1000 Seventh Avenue SW

              Calgary, Alberta   T2P 5C6

1.                                       The Audited Financial Statements, including the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits, attached hereto as Exhibit “A”.

2.             The Consent of Independent Accountants which is attached hereto as Exhibit “B”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Canadian Employee Savings and Profit Sharing Plan for
Certain U.S. Resident Employees of  NOVA Chemicals

/s/ MARILYN HORNER	/s/ LARRY A. MACDONALD
Signature	Signature

MARILYN HORNER	LARRY A. MACDONALD
(Print Name)	(Print Name)

Date:                    June 27, 2006